UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Standard Parking Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

853790 103

(CUSIP Number)

George Fan GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, New York 10017 Tel.: (212) 503-2100	Jon R. Bauer Contrarian Capital Management, L.L.C. 411 West Putman Avenue, Suite 425 Greenwich, Connecticut 06830 Tel.: (203) 862-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS GSO Special Situations Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 2,505,409

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,505,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS GSO Special Situations Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,707,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,707,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS GSO Special Situations Overseas Benefit Plan Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 160,615

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,396,854

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,396,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS GSO Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,581,842
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Bennett J. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS J. Albert Smith III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Douglas I. Ostrover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS GSO Advisor Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 11 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 12 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 13 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 14 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,581,842
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,581,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS CML VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,811,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 16 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Contrarian Funds, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,811,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 17 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Contrarian Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,811,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 18 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Jon R. Bauer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,811,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Janice M. Stanton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,811,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Gil A. Tenzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,811,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Contrarian Capital Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 421,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 22 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Contrarian Capital Finance, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,177,606

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 23 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS CCM Pension - A, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 68,261

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 24 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS CCM Pension - B, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 12,289

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,289
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 25 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS CCM Pension - C, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 24,833

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 26 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Contrarian Capital Senior Secured, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 99,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 27 of 37 Pages

CUSIP No. 853790 103

1	NAMES OF REPORTING PERSONS Contrarian Socially Responsible, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 28 of 37 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Standard Parking Corporation., a Delaware corporation (the “Issuer”), having its principal executive offices at 900 N. Michigan Avenue, Suite 1600, Chicago, Illinois 60611.

Item 2.	Identity and Background.

(a) – (b) This Schedule 13D is being filed by:

•

(i) GSO Special Situations Fund LP, which is a Delaware limited partnership, (ii) GSO Special Situations Overseas Master Fund, Ltd., which is a Cayman Islands company limited by shares, (iii) GSO Special Situations Overseas Benefit Plan Fund Ltd, which is a Cayman Islands company limited by shares, (iv) GSO Capital Opportunities Fund LP, which is a Delaware limited partnership (the “GSO Funds”), and (v) GSO Capital Partners LP, which is a Delaware limited partnership (together with the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a United States citizen (collectively, the “GSO Executives”);

•

(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

•	Stephen A. Schwarzman, who is a United States citizen; and

•

(i) CML VII, LLC, which is a Delaware limited liability company, (ii) Contrarian Funds, L.L.C., which is a Delaware limited liability company, (iii) Contrarian Capital Management, L.L.C., which is a Delaware limited liability company, (iv) Contrarian Capital Fund I, L.P., which is a Delaware limited partnership, (v) Contrarian Capital Finance, L.P., which is a Delaware limited partnership, (vi) CCM Pension – A, L.L.C., which is a Delaware limited liability company, (vii) CCM Pension – B, L.L.C., which is a Delaware limited liability company, (viii) CCM Pension – C, L.L.C., which is a Delaware limited liability company, (ix) Contrarian Capital Senior Secured, L.P., which is a Delaware limited partnership, and (x) Contrarian Socially Responsible, L.P., which is a Delaware limited partnership (collectively, the “Contrarian Entities”);

•

Jon R. Bauer, Janice M. Stanton and Gil A. Tenzer, each of whom is a United States citizen (collectively, the “Contrarian Executives” and together with the GSO Entities, the GSO Executives, the Blackstone Entities, Stephen A. Schwarzman and the Contrarian Entities, the “Reporting Persons”).

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 280 Park Avenue, 11th Floor, New York, NY 10017. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Contrarian Entities is c/o Contrarian Capital Management, L.L.C., 411 W. Putnam Ave., Ste 425, Greenwich, CT 06830.

(c) The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments. The principal business of GSO Capital Partners LP is performing the functions of, and serving as, the investment manager to each of the GSO Funds.

Page 29 of 37 Pages

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the sole member of GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman, Smith and Ostrover is serving as an executive of GSO Capital Partners LP.

The principal business of the Contrarian Entities is investing in securities and other investments. The principal occupation of Mr. Bauer is serving as Managing Member of Contrarian Capital Management, L.L.C. The principal occupation of Ms. Stanton is serving as President and Member of Contrarian Capital Management, L.L.C. The principal occupation of Mr. Tenzer is serving as Chief Operating Officer and Member of Contrarian Capital Management, L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Credit Agreement, dated as of June 5, 2006 (as amended, restated, supplemented or otherwise modified, the “Credit Agreement”), by and among (i) Steamboat Industries LLC (“Steamboat”), (ii) GSO Special Situations Fund LP, (iii) GSO Capital Opportunities Fund LP, (iv) GSO Special Situations Overseas Master Fund, Ltd., (v) GSO Special Situations Overseas Benefit Plan Fund, Ltd., (vi) CML VII, LLC ((ii)–(vi), each a “Lender” and collectively, the “Lenders”) and BTD CP Holdings LP (f/k/a GSO CP Holdings LP), as administrative agent and collateral agent for the Lenders (the “Agent”), a series of loans was made to Steamboat. Steamboat’s obligations under the Credit Agreement were secured, among other things, by a pledge of the shares of Common Stock owned by Steamboat.

The Lenders’ interests under the Credit Agreement were funded by, among other things, capital contributions by the Lenders’ limited partners and general partners. As of May 15, 2009, Steamboat’s obligations under the Credit Agreement equaled approximately $119 million. On May 15, 2009, the Lenders accepted 7,581,842 shares of Common Stock in full satisfaction of Steamboat’s obligations under the Credit Agreement, each in the amount set forth in this Schedule 13D.

Item 4.	Purpose of Transaction.

The Lenders made the loans under the Credit Agreement for investment purposes, which investment was secured by, among other things, the Common Stock. The Lenders accepted the Common Stock in satisfaction of the obligations under the Credit Agreement because Steamboat was unable to repay the amounts outstanding under the Credit Agreement and the Common Stock represented a potential form of recovery for the Lenders’ investments in the loans under the Credit Agreement. The Lenders reserve the right to liquidate the Common Stock in order to realize proceeds and a potential return of or on their original investments in the loans under the Credit Agreement.

Page 30 of 37 Pages

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to dispose of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective members, partners, stockholders or beneficiaries, as applicable) from time to time, and/or may seek to directly or indirectly acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The following disclosure assumes that there are 15,270,057 shares of Common Stock of the Issuer outstanding as of May 1, 2009, which number is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 7, 2009.

The shares of Common Stock of the Issuer reported on this Schedule 13D are held by: GSO Special Situations Funds LP; GSO Special Situations Oversea Master Fund, Ltd.; GSO Special Situations Overseas Benefit Plan Fund, Ltd.; GSO Capital Opportunities Fund LP; and CML VII, LLC.

GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund, Ltd., GSO Special Situations Overseas Benefit Plan Fund, Ltd. and GSO Capital Opportunities Fund LP, and in that respect holds discretionary investment authority for each of them. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C., and in that capacity, directs its operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity, directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity, directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C. and in that capacity, directs its operations. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may have shared voting and dispositive power with respect to the shares of Common Stock.

Contrarian Funds, L.L.C. is the sole member of CML VII, LLC, and in that capacity, directs its operations. Contrarian Capital Management, L.L.C. is the investment manager of CML VII, LLC, and in that respect holds discretionary investment authority for it. Jon R. Bauer is Managing Member of Contrarian Capital Management, L.L.C. and in that capacity, directs its operations. Janice M. Stanton is President of Contrarian Capital Management, L.L.C. and in that capacity, directs its operations. In addition, each of Gil A. Tenzer and Janice M. Stanton may have shared voting and dispositive power with respect to previously reported shares of Common Stock. Contrarian Capital Fund I, L.P., Contrarian Capital Finance, L.P., CCM Pension – A, L.L.C., CCM Pension – B, L.L.C., CCM Pension – C, L.L.C., Contrarian Capital Senior Secured, L.P. and Contrarian Socially Responsible, L.P. are members of Contrarian Funds, L.L.C.

Pursuant to the Voting and Disposition Agreement (described below), GSO Capital Partners LP may have shared power to vote and dispose of Common Stock held by CML VII, LLC.

Page 31 of 37 Pages

The aggregate number and percentage of the shares of Common Stock of the Issuer beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock of the Issuer reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of such Reporting Person therein.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2009 (the “Current Report”), pursuant to a letter agreement with the Issuer, the Lenders agreed not to engage in certain actions to determine to vote (or direct the voting of) or to dispose of Common Stock that are in excess of 50% of the Issuer’s Common Stock, which restrictions are intended to avoid causing a possible future change in control under the Issuer’s credit facility. In addition, the Lenders agreed not to engage or cause any of their affiliates or associates to engage in any merger, consolidation or similar transaction of the Issuer or any direct or indirect majority-owned subsidiary of the Issuer unless such transaction has been approved by (i) the board of directors of the Issuer and (ii) a majority of the “Continuing Directors” (as defined in the letter agreement). This letter agreement expires on February 11, 2010. The description of this letter agreement is not intended to be complete and is qualified in its entirety by the complete text of the agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

In connection with the transfer of the Common Stock to the Lenders, Steamboat transferred to the Lenders Steamboat’s rights with respect to the Common Stock under the Registration Rights Agreement, dated as of June 2, 2004 (the “Registration Rights Agreement”), between the Issuer and Steamboat. On May 15, 2009, the Lenders executed joinders and became party to the Registration Rights Agreement, as disclosed in the Current Report. Pursuant to the Registration Rights Agreement, the Lenders have demand and piggyback registration rights. The right to request a demand registration under the Registration Rights Agreement terminates on May 27, 2009. The description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Pursuant to a letter agreement, dated as of May 15, 2009 (the “Voting and Disposition Agreement”), the Lenders and GSO Capital Partners LP, as investment manager to the Lenders affiliated with GSO Capital Partners LP, agreed that: (i) none of the Lenders will transfer any of the Common Stock without the prior consent of GSO Capital Partners LP or the holders of a majority of the Common Stock; (ii) the Lenders will transfer the Common Stock, subject to certain conditions, upon the request and in accordance with the instructions of GSO Capital Partners LP; (iii) any Lender that desires to transfer any Common Stock will afford the other Lenders the opportunity to participate in such transfer on the same conditions and in their pro rata amounts; and (iv) the Lenders will vote the Common Stock in accordance with the instructions of GSO Capital Partners LP. The provisions of the Voting and Disposition Agreement described above expire on December 31, 2011. The description of the Voting and Disposition Agreement is not intended to be complete and is qualified in its entirety by the complete text of the agreement, which is attached hereto as Exhibit 4 hereto and incorporated herein by reference.

Page 32 of 37 Pages

Pursuant to a letter agreement between the Lenders, GSO Capital Partners LP, Steamboat and John V. Holten, the Lenders are obligated to pay to Steamboat an amount equal to any cash proceeds that the Lenders receive upon disposition of the Common Stock that are in excess of an agreed upon threshold.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated May 26, 2009 among the Reporting Persons (filed herewith).

2.	Letter Agreement dated February 11, 2009 between the Company and various financial institutions (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on May 18, 2009).

3.	Registration Rights Agreement dated June 2, 2004 between the Company and Steamboat, as amended to join additional financial institutions as parties on May 15, 2009 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on May 18, 2009).

4.	Letter Agreement Regarding Voting and Disposition of Collateral among the Lenders and GSO Capital Partners LP dated as of May 15, 2009 (filed herewith).

Page 33 of 37 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2009

GSO SPECIAL SITUATIONS FUND LP

By:	GSO Capital Partners LP, its Investment Manager

	By:	/s/ George Fan
	Name:	George Fan
	Title:	Chief Legal Officer/Chief Compliance Officer

GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND, LTD.

By:	GSO Capital Partners LP, its Investment Manager

	By:	/s/ George Fan
	Name:	George Fan
	Title:	Chief Legal Officer/Chief Compliance Officer

GSO SPECIAL SITUATIONS OVERSEAS BENEFIT PLAN FUND, LTD.

By:	GSO Capital Partners LP, its Investment Manager

	By:	/s/ George Fan
	Name:	George Fan
	Title:	Chief Legal Officer/Chief Compliance Officer

GSO CAPITAL OPPORTUNITIES FUND LP

By:	GSO Capital Partners LP, its Investment Manager

	By:	/s/ George Fan
	Name:	George Fan
	Title:	Chief Legal Officer/Chief Compliance Officer

GSO CAPITAL PARTNERS LP

By:	/s/ George Fan
Name:	George Fan
Title:	Chief Legal Officer/Chief Compliance Officer

Page 34 of 37 Pages

BENNETT J. GOODMAN

By:	/s/ George Fan
Name:	George Fan
Title:	Attorney-in-Fact

J. ALBERT SMITH III

By:	/s/ George Fan
Name:	George Fan
Title:	Attorney-in-Fact

DOUGLAS I. OSTROVER

By:	/s/ George Fan
Name:	George Fan
Title:	Attorney-in-Fact

GSO ADVISOR HOLDINGS L.L.C.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE HOLDINGS I L.P.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Attorney-in-Fact

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

THE BLACKSTONE GROUP L.P.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN

Page 35 of 37 Pages

CML VII, LLC

By:	Contrarian Funds, L.L.C., its sole member

By:	Contrarian Capital Management, L.L.C., its manager

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN FUNDS, L.L.C.

By:	Contrarian Capital Management, L.L.C., its manager

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

JON R. BAUER

By:	/s/ Jon R. Bauer

JANICE M. STANTON

By:	/s/ Janice M. Stanton

GIL A. TENZER

By:	/s/ Gil A. Tenzer

CONTRARIAN CAPITAL FUND I, L.P.

By:	Contrarian Capital Management, L.L.C., its general partner

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN CAPITAL FINANCE, L.P.

By:	Contrarian Capital Management, L.L.C., its general partner

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

Page 36 of 37 Pages

CCM PENSION-A, L.L.C.

By:	Contrarian Capital Management, L.L.C., its managing member

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CCM PENSION-B, L.L.C.

By:	Contrarian Capital Management, L.L.C., its managing member

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CCM PENSION-C, L.L.C.

By:	Contrarian Capital Management, L.L.C., its managing member

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN CAPITAL SENIOR SECURED, L.P.

By:	Contrarian Capital Management, L.L.C., its general partner

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

CONTRARIAN SOCIALLY RESPONSIBLE, L.P.

By:	Contrarian Capital Management, L.L.C., its general partner

By:	/s/ Jon R. Bauer
Name:	Jon R. Bauer
Title:	Managing Member

Page 37 of 37 Pages